# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PG&E CORPORATION, CIK 0001004980
CUSIP: 69331C108
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 300 LAKESIDE DRIVE, OAKLAND, California (CA), 94612
Date of event which requires filing of this statement: 08/28/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001509842

## Reporting persons
- SteelMill Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 112,703,834; sole dispositive power 0; shared dispositive power 112,703,834; aggregate amount beneficially owned 112,703,834 (5.1% of the class)
- PointState Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 112,703,834; sole dispositive power 0; shared dispositive power 112,703,834; aggregate amount beneficially owned 112,703,834 (5.1% of the class)
- PointState Capital LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 112,703,834; sole dispositive power 0; shared dispositive power 112,703,834; aggregate amount beneficially owned 112,703,834 (5.1% of the class)
- PointState Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 112,703,834; sole dispositive power 0; shared dispositive power 112,703,834; aggregate amount beneficially owned 112,703,834 (5.1% of the class)
- Zachary J. Schreiber: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 112,703,834; sole dispositive power 0; shared dispositive power 112,703,834; aggregate amount beneficially owned 112,703,834 (5.1% of the class)

## Item 1. Issuer
Name of issuer: PG&E CORPORATION
Address of issuer's principal executive offices: The Company's principal executive offices are located at 69331C108, Oakland, CA 94612.

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) SteelMill Master Fund LP, a Cayman Islands exempted limited partnership ("SteelMill");

(ii) PointState Holdings LLC, a Delaware limited liability company ("PointState Holdings"), which serves as the general partner of SteelMill;

(iii) PointState Capital LP, a Delaware limited partnership ("PointState"), which serves as the investment manager to SteelMill;

(iv) PointState Capital GP LLC, a Delaware limited liability Company ("PointState GP"), which serves as the general partner of PointState; and

(v) Zachary J. Schreiber ("Mr. Schreiber"), an individual, who serves as managing member of PointState Holdings and PointState GP.

SteelMill, PointState Holdings, PointState, PointState GP and Mr. Schreiber are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons are filing this statement jointly with respect to the same securities as contemplated by Rule 13d-1(k)(1), not as members of a group.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is care of PointState Capital LP, 9 West 57th Street, 37th Floor, New York, NY 10019.
Citizenship: SteelMill is organized under the laws of the Cayman Islands. PointState Holdings, PointState and PointState GP are organized under the laws of the State of Delaware. Mr. Schreiber is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information in Items 5 through 9 and Item 11 on the cover pages to this Schedule 13G is hereby incorporated by reference.
Percent of class: The applicable information on the cover pages to this Schedule 13G is hereby incorporated by reference.
Sole power to vote or to direct the vote: The applicable information on the cover pages to this Schedule 13G is hereby incorporated by reference.
Shared power to vote or to direct the vote: The applicable information on the cover pages to this Schedule 13G is hereby incorporated by reference.
Sole power to dispose or to direct the disposition: The applicable information on the cover pages to this Schedule 13G is hereby incorporated by reference.
Shared power to dispose or to direct the disposition: The applicable information on the cover pages to this Schedule 13G is hereby incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The information in Items 2 is hereby incorporated by reference.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- SteelMill Master Fund LP: /s/ Zachary J. Schreiber, Zachary J. Schreiber, Managing Member of PointState Holdings LLC, the general partner of SteelMill Master Fund LP (09/04/2026)
- PointState Holdings LLC: /s/ Zachary J. Schreiber, Zachary J. Schreiber, Managing Member (09/04/2026)
- PointState Capital LP: /s/ Zachary J. Schreiber, Zachary J. Schreiber, Managing Member of PointState Holdings LLC and PointState Capital GP LLC, the general partner of PointState Capital LP (09/04/2026)
- PointState Capital GP LLC: /s/ Zachary J. Schreiber, Zachary J. Schreiber, Managing Member (09/04/2026)
- Zachary J. Schreiber: /s/ Zachary J. Schreiber, Zachary J. Schreiber (09/04/2026)